Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of Social Capital Suvretta Holdings Corp. III (the “Company”) on Form S-1 of our report dated April 20, 2021 except Note 4 and Note 8, as to which the date is June 1, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Social Capital Suvretta Holdings Corp. III as of March 2, 2021 and for the period from February 25, 2021 (inception) through March 2, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP
Philadelphia, PA
June 1, 2021